Mail Stop 3561

June 23, 2006

Via Fax & U.S. Mail

Mr. David Lazzarato,
  Executive Vice President & Chief Financial Officer
ALLIANCE ATLANTIS COMMUNICATIONS, INC.
121 Bloor Street East, Suite 1500
Toronto, Ontario M4W 3M5

> **Re:** **Alliance Atlantis Communications, Inc.**
> **Form 40-F for the year ended December 31, 2005**
> **Filed March 20, 2006**
> **File No. 0-27546**

Dear Mr. Lazzarato:

We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial Data, Management's Discussion and Analysis, and the Financial Statements and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 40-F (Fiscal Year Ended December 31, 2005)

Management's Discussion and Analysis

Core Business Strategy, Operating Performance and Outlook, page 11

1.   It does not appear that you have provided a narrative discussion of the results of operations, on a consolidated or segmental basis, for the fiscal year ended December 31, 2003 which consists of the nine month period April 1, 2003 through December 31, 2003. As we generally expect the MD&A discussion to be provided for each year for which an income statement has been presented, please confirm our assumption that no similar requirement exists in your home jurisdiction and that you have not otherwise filed, made public or distributed such information.

Liquidity and Capital Resources, page 25

2.   The table of contractual obligations is aimed at increasing the transparency of cash flow. For that reason, please expand the table on page 27 to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate these payments. A footnote to the table should provide appropriate disclosure to clarify the action taken or the methodology applied. If interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash requirements.

Financial Statements

Note 1. Nature of Business and Significant Accounting Policies, page F-8

3.   We note that you consolidate the operations of Distribution LP into your results with a provision for minority interest. We have reviewed the descriptive discussions of your relationship with Distribution LP contained in the narrative on pages 8 and 9 and in the footnotes on pages F-29 and F-30. Please provide us with a more detailed discussion of this relationship and support your conclusion that consolidation accounting is appropriate for purposes of U.S. GAAP. Tell us more about the nature of the rights held by the limited partners in general and the rights held by the minority limited partner in particular. Explain your analysis of these rights and cite your basis under U.S. GAAP for consolidation rather than equity method accounting. We may have further comments upon review of your response.

Note 2. Accounting Changes, page F-12

4.   Please refer to the print and advertising tax shelters and the production services tax shelters described on page F-14. In each of these descriptions you refer to "legal subsidiaries." Please describe the particular type of entity to which you refer and explain how these entities differ from your various other subsidiaries. We may have further comments upon review of your response.

5.   Refer to your discussion of distribution deals on page F-14. Please tell us more about the initial non-refundable minimum revenue guarantees that you sometime provide to the production entities during the production phase. Tell us when these amounts "become payable" and whether you pay and/or record them, in part or their entirety, upon signing an agreement or otherwise before the conclusion of production. Tell us whether other types of distribution fees are payable in advance as well. It appears that the measurement and disclosure requirements of FIN 45 would apply to the minimum revenue guarantees pursuant to FASB Staff Position No. FIN 45-3 (as amended). Accordingly, please tell us the maximum potential amount of future payments you could be required to make under these guarantees. Separately quantify the recorded and, if applicable, the unrecorded portions of these guarantees. Similar disclosures should be provided in your filing. Alternatively, please explain why you do not believe that additional disclosures are necessary. We may have further comments upon review of your response.

Reconciliation of Canadian GAAP to United States GAAP, page 1

6.   Refer to note explanation (b). See the second paragraph. Supplementally tell us why you reflected the fiscal 2003 impairment charge of $2.6 million for U.S. GAAP reconciliation purposes as net income in the year ended December 31, 2004. We note your disclosure that the amount was not material to the nine months ended December 31, 2003 and the year ended December 31, 2004. Please explain in detail, your rationale for the change in timing.

7.   It is unclear as to why you have not presented a U.S. GAAP reconciliation note related to your Canadian GAAP segment disclosures at Note 25. We note for Canadian GAAP purpose, you identify two profitability measures used by the chief operating decision makers, with the exception of the CSI segment which uses one measure; we further note that both profitability measures, 'direct profit' and 'earnings before undernoted' are presented on the face of the Canadian GAAP statements of earnings. In reference to paragraph 30 of SFAS No. 131, disclose why management uses each of these measures for Canadian GAAP purposes, and disclose which measure would be reported for purposes of U.S. GAAP.

8.   Please refer to your discussion of "Generally Accepted Accounting Principles" in Note 2(b) of the financial statements (page F-15). You state that your amortization of broadcast program rights changed on January 1, 2004, resulting in an increase in direct operating expenses of $5.6 for the fiscal period. It appears that no related reconciling

adjustments have been recorded in your footnote, either before or after the change. Please supplementally explain how you are amortizing these rights for purposes of U.S. GAAP and why no reconciling adjustment is considered to be necessary. In this regard, please tell us whether these broadcast rights permit a fixed or an unlimited number of program showings over the license period. Explain whether and how you considered this fact in determining your amortization policy under U.S. GAAP.

9.   As a related matter, explain how this disclosure relates to your discussion of the amortization of broadcast rights on pages F-9 and F-10. It appears that these rights are amortized at the time of each program showing using the straight line method. It also appears that the change in amortization methodology described herein resulted in an additional increase of $3.6 in direct operating expenses for fiscal 2004. Finally, it appears that the change in amortization methodology from the accelerated method to the straight line method would constitute a change in accounting policy for purposes of U.S. GAAP. Consider the guidance in Appendix A of APB 20, paragraph 43, when preparing your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. David Lazzarato
Alliance Atlantis Communications, Inc.
June 23, 2006
Page 5

  You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

        Sincerely,

        David R. Humphrey
        Branch Chief